UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 29, 2022

From our consideration:

In response to inquiries made by some of our significant shareholders, we comply with:

1.
Attach the report presented by the Chairman of the Audit and Compliance Committee of the Board of Directors of AENZA S.A.A. to the plenary of said Board of Directors regarding the selection process of the external auditor.

2.
To inform our shareholders, by means of a Relevant Information Communication, that the Talent Committee of the Board of Directors of AENZA S.A.A. has not prepared a report in relation to our proposal of fees for the Board of Directors for the current fiscal year because said matter was discussed in the session of January 31 and in the session of March 4 of the current year, with the presence of all the members of the referred committee.

This proposal, exclusive for the current year 2022, is intended to contribute to the austerity of the management of our business and is the result of an exhaustive deliberation in which each director had the opportunity to discuss and contrast his point of view with that of the others.

The proposal maintains the compensation structure of the Board of Directors approved in previous years by the shareholders' meeting, slightly modifying the way in which the per diems are determined and reducing the amount of the fees for attendance to the meetings of the Board's committees.

The Board fees proposed for the current year would be accrued monthly and not per meeting attended, which is how the fees approved for the previous year were determined. This change will not have a significant impact because the Board meets monthly to date.

In addition, the amount of the fee for attendance at Board committees, which is paid monthly, has been reduced from US$2,000 per meeting to US$1,000 for ordinary members, while maintaining US$2,000 for the Chairman, which will result in savings for AENZA.

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: March 29, 2022

 Corporate AuditAENZA 2022-2024 January 28, 2022

Background and Current Situation

AENZA

- In early 2017, while the 2016 audit was in progress, PWC argued a conflict of independence and declined to continue with the ongoing audit
- In November 2017, an audit contract was entered into with Moore Stephens ("MS") for a term of 2 years
- Additionally, between March/April 2018, MS was requested to audit 2015 and 2018. This was due to the 3-year reporting requirement (2015, 2016 and 2017) in the 20F; and their ability to meet the 2018 audit deadlines
- A selection process for the new auditor for the period 2019-2021 (3 years) was conducted in February 2019
- Proposals were received from KPMG, EY and MS with their economic proposals being the following:

COMPANIES	YEARS			TOTAL S/. w/h sales tax	Diff vs MS
	2019	2020	2021		
EY	6,790	6,600	6,600	19,990	56.53%
KPMG	5,924	5,924	5,924	17,772	39.16%
MS	**4,257**	**4,257**	**4,257**	**12,771**	**0.00%**

- The GSM approved the hiring of MS for a period of 3 years with a fee of S/.4,257,000 per year
- MS has performed audits for the years 2015, 2016, 2017, 2018, 2019, 2020 and 2021 (in progress)
- A competition will be held for the period 2022-2024, inviting i) Deloitte ii) E&Y iii) KPMG, iv) PWC and v) MS

 Historical Audit Costs  (*) Moore currently has a claim against the Company to reimburse legal costs incurred in a PCAOB audit in 2019 for US$400K (S/.1.6MM). The internal legal analysis concludes that there are no elements in the contract with Moore that support a payment obligation by AENZA.

Implemented Action Plan

AENZA

- The Big 4 were contacted and together with Moore Stephens were invited to the proposal submission process

- Timeline:

1.	Sending of Invitation Letters (*)	Nov/9/21
2.	Submission of Proposals (**)	Dec/17/21
3.	Presentation of Proposals to the Audit Committee	Jan/14/22
4.	Evaluation and Recommendation to the Board of Directors	Jan/28/22

(*) Deadline extension was established until Dec/17/21
(**) An additional deadline was established for Deloitte until Dec/27/21

Note: in the case of PWC and in order to have as many Big 4 proposals as possible, an extraordinary deadline was established until Jan/24/22. To date, PWC has submitted an indicative proposal subject to final approval

3 proposals (KPMG, Deloitte, PWC) have been received from Big 4 and 1 proposal from Moore. EY declined to participate in the process stating that it has conflicts of independence due to various services it currently performs for AENZA (attached)

Evaluation Process  Two stages were established for the presentation of proposals: Delivery of Technical Proposal and presentation (via Teams) to the Audit Committee, the CFO, the Corporate Controller Manager and the Corporate Accounting Manager.Submission of Economic Proposal This is to ensure that the qualification is not influenced by the knowledge of the economic conditions of the bidder.In coordination with the Audit Committee, they established the following criteria for the technical evaluation:The technical proposal has a weight of 45% and the economic proposal has a weight of 55%

 Evaluation Process (cont’)  Methodology:Evaluation of the technical proposals, on a scale of 1 to 5 (5 being the maximum)A scheme of 4 votes was established: 3 members of the Audit Committee and the CFO, whose results are averaged with equal weightsThe weighted average score of each of the proposals is used for the calculation of a discount for the economic proposalsThis discount will be capped at 45% (based on the weight of the technical proposal in the evaluation)This will result in an economic proposal adjusted by the technical qualificationFinally, the result and recommendation of the Audit Committee will be submitted to the consideration of the Corporate Board of Directors

 Results

 Committee Recommendation  Upon completion of the Audit Committee's evaluation process, the results of the rating of the proposals received:The Audit Committee after a rigorous competitive selection process recommends to the Corporate Board of Directors the hiring of the firm KPMG as the first choice for the External Audit 2022-2024    Technical Proposal  Economic Proposal  KPMG  1er  1er  Deloitte  2do  2do  PWC  3er  3er  Moore  4to  4to

 Annex